UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 9, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 9 March 2022 entitled ‘MANDATORY CONVERTIBLE BOND AND ASSOC'D SHARE BUYBACK’.

RNS Number : 1027E

Vodafone Group Plc

09 March 2022

MANDATORY CONVERTIBLE BOND AND ASSOC'D SHARE BUYBACK

In March 2019, Vodafone Group Plc ('Vodafone') issued a two-tranche mandatory convertible bond ('MCB'). The first tranche (£1,720,000,000 1.20 per cent.; ISIN XS1960588850) matured on Friday, 12 March 2021 and the second tranche (£1,720,000,000 1.50 per cent.; ISIN XS1960589668) will mature on Saturday, 12 March 2022.

Vodafone today announces that it has concluded its share buyback programme in relation to the first tranche of the MCB, as announced on 19 March 2021 (the '2021 Buyback Programme') neutralising the dilution that occurred on conversion of the first tranche of the MCB into Vodafone ordinary shares in March 2021. Vodafone will now commence a new irrevocable and non-discretionary buyback programme on 17 March 2022 (the '2022 Buyback Programme') following the maturity of the second tranche of the MCB.

Further details of the programmes

In total, Vodafone purchased 1,426,710,898 ordinary shares under the 2021 Buyback Programme to fully offset the dilutionary effect from the first tranche of the MCB maturing.  The purchased shares will be held in Treasury. Following the settlement of the shares purchased on 8 March 2022, Vodafone will hold 1,911,661,729 of its ordinary shares in Treasury and have 26,905,966,139 ordinary shares in issue.

The second tranche of the MCB will mature on 12 March 2022 and £1,720,000,000 in aggregate principal amount will mandatorily convert into Vodafone's ordinary shares, in accordance with the terms and conditions of the MCB. To satisfy the conversion of the second tranche of the MCB, 1,518,629,693 ordinary shares will be transferred from Treasury on Monday, 14 March 2022 at a conversion price of £1.1326.  This reflects the conversion price at issue (£1.3505) adjusted for the pounds sterling equivalent of aggregate dividends paid in August 2019, February 2020, August 2020, February 2021, August 2021 and February 2022. Following such transfer, Vodafone will hold 393,032,036 of its ordinary shares in Treasury and have 28,424,595,832 ordinary shares in issue.

Vodafone has given irrevocable and non-discretionary instructions to Goldman Sachs International (Goldman Sachs) in relation to the 2022 Buyback Programme, which will commence on 17 March 2022 and will end no later than 15 November 2022. Goldman Sachs will act as principal and will make its trading decisions concerning the timing of the purchases of Vodafone's ordinary shares independently of Vodafone.  The sole purpose of the 2022 Buyback Programme is to reduce the issued share capital of Vodafone to partially offset the increase in the issued share capital, as a result of the maturity of the second MCB tranche.

Vodafone currently intends to launch additional share buyback programmes over the next 12 months to reduce its issued share capital, and further offset the increase in the issued share capital as a result of the second tranche of the MCB maturing.  Details of any such programmes, including the target number of shares to be repurchased, would be announced before any trading under such programmes begins.

The number of ordinary shares permitted to be purchased by Vodafone, pursuant to the authority granted by the shareholders at the Annual General Meeting of Vodafone on 27 July 2021 is 2,799,591,581 ordinary shares. The number of ordinary shares to be purchased under the 2022 Buyback Programme will not exceed 1,020,519,024 ordinary shares and is therefore within the 2021 AGM approved limit (after deducting shares already purchased under such authorities under the 2021 Buyback Programme). The maximum amount allocated to the 2022 Buyback Programme is £1,200 million net of money received or paid under the accompanying option structure.

As announced in March 2019, when the MCB was successfully placed, Vodafone entered into an accompanying option strategy to mitigate, partially or fully, any share price appreciation relative to the initial conversion price of the bonds, should Vodafone decide to execute a share buyback. Vodafone today announces that the exercise dates have been amended to mature over the next 12 months to match the optimal level of average daily share buybacks to be pursued.

Any purchases of ordinary shares by Vodafone in relation to this announcement will be made on the London Stock Exchange and effected within certain pre-set parameters and in accordance with the authority granted by shareholders at the 2021 AGM, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules and will be discontinued in the event Vodafone ceases to have the necessary general authority to repurchase ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 9, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary